SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                            (Amendment No. 1)

                              RailTex, Inc.
                         -----------------------
                            (Name of Issuer)


                              Common Stock
                         -----------------------
                      (Title of Class of Securities)

                               750766-10-7
                       ----------------------------
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    (Continued on following pages(s))

CUSIP NO.   750766-10-7

- -----------------------------------------------------------------

1)   Name of Reporting Persons          Smith Barney Inc.
     S.S. or I.R.S Identification       13-2912973
     No. of Above Person


- -----------------------------------------------------------------

2)   Check the Appropriate Box               (a)
     if a Member of a Group                  --------------------
    (See Instructions)                       (b)
                                             --------------------

- -----------------------------------------------------------------

3)   SEC Use Only


- -----------------------------------------------------------------

4)   Citizenship or Place of Organization

          Delaware


- -----------------------------------------------------------------

Number of Shares         (5)  Sole Voting Power             0
Beneficially Owned       (6)  Shared Voting Power      212,000
by Each Reporting        (7)  Sole Dispositive Power        0
Person with              (8)  Shared Dispositive Power 212,000


- -----------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                    212,000


- -----------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)


- -----------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                     2.9%


- -----------------------------------------------------------------

12)  Type of Reporting Person                CO, HC
     (See Instructions)


- -----------------------------------------------------------------

CUSIP NO.   750766-10-7

- -----------------------------------------------------------------

1)   Name of Reporting Persons     Smith Barney
     S.S. or I.R.S Identification  Holdings, Inc.
     No. of Above Person           06-1274088


- -----------------------------------------------------------------

2)   Check the Appropriate Box               (a)
     if a Member of a Group                  --------------------
    (See Instructions)                       (b)
                                             --------------------

- -----------------------------------------------------------------

3)   SEC Use Only


- -----------------------------------------------------------------

4)   Citizenship or Place of Organization

          Delaware


- -----------------------------------------------------------------

Number of Shares         (5)  Sole Voting Power              0
Beneficially Owned       (6)  Shared Voting Power      212,000
by Each Reporting        (7)  Sole Dispositive Power         0
Person with              (8)  Shared Dispositive Power 212,000


- -----------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                    212,000


- -----------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)


- -----------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                     2.9%


- -----------------------------------------------------------------

12)  Type of Reporting Person                               CO
     (See Instructions)


- -----------------------------------------------------------------

CUSIP NO.   750766-10-7

- -----------------------------------------------------------------

1)   Name of Reporting Persons     The Travelers Inc.
     S.S. or I.R.S Identification  52-1568099
     No. of Above Person


- -----------------------------------------------------------------

2)   Check the Appropriate Box               (a)
     if a Member of a Group                  --------------------
    (See Instructions)                       (b)
                                             --------------------

- -----------------------------------------------------------------

3)   SEC Use Only


- -----------------------------------------------------------------

4)   Citizenship or Place of Organization

          Delaware


- -----------------------------------------------------------------

Number of Shares         (5)  Sole Voting Power              0
Beneficially Owned       (6)  Shared Voting Power      212,000
by Each Reporting        (7)  Sole Dispositive Power         0
Person with              (8)  Shared Dispositive Power 212,000


- -----------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                    212,000


- -----------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)


- -----------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                     2.9%


- -----------------------------------------------------------------

12)  Type of Reporting Person                               HC
     (See Instructions)


- -----------------------------------------------------------------

Item 1(a)  Name of Issuer:

     RailTex, Inc.




Item 1(b)  Address of Issuer's Principal Executive Offices:

     4040 Broadway, Suite 200
     San Antonio, Texas 78209




Item 2(a)  Names of Persons Filing:

     Smith Barney Inc. ("SBI")

     Smith Barney Holdings, Inc. ("SB Holdings")

     The Travelers Inc. ("TRV")




Item 2(b)  Address of Principal Business Office or, if none, Residence:

     The address of the principal business office of SBI is:

         1345 Avenue of the Americas
         New York, NY  10105

     The address of the principal business office of each of SB Holdings and TRV is:

          65 East 55th Street
          New York, NY  10022




Item 2(c)  Citizenship:

     SBI, SB Holdings and TRV are Delaware Corporations.



Item 2(d)  Title of Class of Securities:

     Common Stock



Item 2(e)  CUSIP Number:

     750766-10-7



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ X ]  Broker or Dealer registered under Sec. 15 of
                 the Act

     (b)  [   ]  Bank as defined in Sec. 3(a)(6) of the Act

     (c)  [   ]  Insurance Company as defined in Sec. 3(a)(19)
                 of the Act

     (d)  [   ]  Investment Company registered under Sec. 8 of
                 the Investment Company Act

     (e)  [   ]  Investment Adviser registered under Sec. 203
                 of the Investment Advisers Act of 1940

     (f)  [   ]  Employee Benefit Plan, Pension Fund which
                 is subject to the provisions of the
                 Employee Retirement Income Security Act of
                 1974 or Endowment Fund; see
                 Sec. 240.13d-1(b)(1)(ii)(F)

     (g)  [ X ]  Parent Holding Company, in accordance with
                 Sec. 240.13d-1(b)(ii)(G)  (Note: See Item 7)

     (h)  [   ]  Group, in accordance with Sec.
                 240.13d-1(b)(1)(ii)(H)



Item 4.  Ownership (as of December 31, 1994)

     (a)  Amount Beneficially Owned:  See Item 9 of cover pages


     (b)  Percent of Class:  See Item 11 of cover pages


     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

          (ii)  shared power to vote or to direct the vote

          (iii)  sole power to dispose or to direct the disposition of

          (iv)  shared power to dispose or to direct the disposition of

          See Items 5-8 of cover pages


Item 5.  Ownership of Five Percent or Less of a Class


     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[  X  ].




Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.




Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         SB Holdings is the sole stockholder of SBI, and TRV is the sole stockholder of SB Holdings.

Item 8.  Identification and Classification of Members of the Group

     Not applicable.




Item 9.  Notice of Dissolution of Group

     Not applicable.




Item 10.  Certification

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February  2, 1995
- -----------------------


SMITH BARNEY INC.



By: /s/ Howard M. Darmstadter
   ------------------------------
Signature

Howard M. Darmstadter/Assistant Secretary
- -----------------------------------------
Name/Title




SMITH BARNEY HOLDINGS, INC.



By: /s/ Howard M. Darmstadter
   ------------------------------
Signature

Howard M. Darmstadter/Assistant Secretary
- -----------------------------------------
Name/Title




THE TRAVELERS INC.



By: /s/ Charles J. Gallo, Jr.
   ----------------------------
Signature

Charles J. Gallo, Jr./Assistant Controller
- ------------------------------------------
Name/Title

                      EXHIBIT INDEX TO SCHEDULE 13G
                      -----------------------------



     Agreement by the parties as to joint filing of Schedule 13G